Filed Pursuant to Rule 433 Registration File No. 333-296070 Free Writing Prospectus On June 3, 2026, Space Exploration Technologies Corp. (“SpaceX”) filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-296070) with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the preliminary prospectus in the registration statement and other documents SpaceX has filed with the SEC for more complete information about SpaceX and this offering. Amendment No. 2 and the preliminary prospectus relating to the proposed offering may be accessed through the SEC’s website at www.sec.gov. On June 8, 2026, SpaceX reposted on X and uploaded to its standalone IPO website a video of Gavin Baker’s interview of Bret Johnsen, Chief Financial Officer of SpaceX. The transcript of the interview is attached hereto as Exhibit A. On June 8, 2026, SpaceX posted on X a video of a conversation between Elon Musk, Chief Executive Officer and Chairman of SpaceX, Dan Huot, Communications Manager of SpaceX, and Ian Dahl, Director of Satellite Engineering of SpaceX. The transcript of the conversation is attached hereto as Exhibit B.

Exhibit A Video of Gavin Baker’s Interview of Bret Johnsen SpaceX Repost Link: https://x.com/gavinsbaker/status/2064131659939950943?s=43&t=5v9hD0Vy2OcI3hjVdXvIEg Website Link: www.spacexipo.com Transcript: *Transcript slightly edited for clarity. GAVIN BAKER: Launch is foundational to everything you do. BRET JOHNSEN: Absolutely. GAVIN BAKER: You are ten years ahead of the world in reusability, but Starship is designed for rapid reusability and dramatically more mass to orbit at a much lower cost. So, can you just talk about launch, how important it is, and then Starship in the context of that? BRET JOHNSEN: I think launch is the start of it. I tell people it’s hard to be a space company if you do not have assured access to space. And so, we started out making sure that we had launch nailed down. And Elon really focused on driving down the cost of access to space at a far cheaper price than anyone had ever even thought of before. We’re now the lowest cost per kilogram to space ever in the industry. And we’re looking for Starship to do another 10x improvement as we get to rapid reusability with Starship. So, it is definitely at the core of what we do. And it’s the enablement for all of the other businesses, whether it’s Starlink, direct-to-cell very soon, or now AI compute. And so, you absolutely have to start when you talk about SpaceX by talking about our launch capabilities. And Starship will be, to your point, next level, because what we’re doing now is taking on this huge, I would say, like the holy grail of rocketry, which is rapid reusability. It’s one thing to bring back the first stage, which is amazing and transforming the industry. But we did that ten years ago with Falcon. What we’re doing now is we’re flying the largest rocket ever built, with the goal of it getting to aircraft like operations. And that is a completely different dynamic. But that’s what it will take to be that catalyst for the whole space industry related to kind of turning the 2030s into something that we had expected when we were kids related to the space industry. GAVIN BAKER: Where in the Starship program are we? We just had a launch. It was a V3 of the ship and the booster. We were both there. It felt kind of like a high-risk event heading into an IPO. But from my perspective, and as far as I can tell from the SpaceX team, it seemed very successful. So, what did we learn? Where are we with Starship and where are we on that path to rapid reusability?

BRET JOHNSEN: Our first launch of V3 that you’re referring to from just last week was a huge success for us. The fact that we were able to demonstrate the full system capability, the new V3 Raptor engines, all of the changes that you saw on the bottom of the vehicle, all the operational changes that we did as well, and then you saw that soft splashdown at the end of the second stage. I think this gives us a lot of conviction about where we’re going not just in years to come but really even in the next couple of flights. And that’s really exciting because that is, as we were talking about, that platform or catalyst for the rest of the business. Having a rocket that can take 100 metric tons to Low-Earth Orbit is going to be hugely important for everything we’re about to go do. GAVIN BAKER: And that’s 100 metric tons at what cost relative to Falcon? BRET JOHNSEN: Well as soon as we can bring back that second stage to the tower and start rapidly reusing it in the next couple of years, I think you’re going to experience a 10x from a cost per kilogram to space from where we’re at with Falcon today. And so that is a huge springboard for multiple pieces of our business. GAVIN BAKER: I think of launch as enabling a variety of applications for SpaceX as a company. Microsoft had the operating system and it enabled a lot of applications and launches, which was foundational. And the first and the biggest and most well-known application is Starlink and your connectivity business. And can you just give us a sense of the scale of that business and the growth of that business? BRET JOHNSEN: It’s very exciting because we actually haven’t been in the connectivity business for that long. Our first production satellites in space six years ago and ramping that business to where we’re today with over 10 million customers and over 10,000 satellites that we have now flown to space, and 160 plus countries around the world. It is clear that we’re delivering a capability that the world really wants. It just gives you so much conviction when you’re delivering a great product. And we’ve had so many notes in, in fact, we would send out an email each month with how many communities around the world we’ve had a positive impact on. It’s really special, whether it’s indigenous tribes in Canada or down in Brazil where we’re connecting schools or in Africa where they haven’t had any connectivity before. Bringing something like Starlink to the world has been pretty amazing. And so, what it’s done is it’s given us an extension of the mission we were talking about. First and foremost, we want to make mankind multi-planetary. But, above and beyond that, now having the ability to connect the other 3 billion people on the planet and really bridge that digital divide has been really special for folks. I think that really resonates. But yes, I agree Starlink was that first piece of the business. And I think that 10 million customers can become hundreds of millions of customers around the world in time because it’s so much more efficient to deliver to so many different locations from space than it is terrestrially.

We’re just heading down that path right now, and we’re incredibly vertically integrated related to it. So, the blockers now become our own capabilities, which is great. That’s exactly the way we want it. Starlink was also that catalyst for the Falcon business to really ramp up operationally because if you don’t have payloads kind of lining up, then you don’t really have a reason to go from 10 launches to 22. We launched 165 times last year with our Falcon vehicles. And what we would do is bring multiple stacks of Starlink satellites to the launch site such that when there’s an opening between launches of third-party satellites, we can then take that slot for Starlink. And so now, as you go into our next phase with Starship, I think we have another catalyst like that. And above and beyond Starlink now we’re going to have AI compute satellites. GAVIN BAKER: Absolutely, 100%. And I’m super excited to talk about AI compute. But I do think it is Starlink. I’d love to just double click there because I am a former telecom analyst so it is near and dear to my heart. And just some observations that come to mind for me. One, people have forgotten how big the telecom markets are. I’ll just call it round numbers – 800 billion for internet access and 800 billion for cellular connectivity. So, $1.6 trillion market plus or minus to within the nearest 200 billion. And what really strikes me as a student of the telecom industry is there’s never actually been a differentiated or disruptive product in telecom before. Because everybody has access to the same towers, broadly speaking, the same rights away, and the same equipment. The products end up being very similar. And this was true for local telephony. It was true for a long distance. It’s true for cellular. I am a very serious video gamer. I’m not very good, but I play video games the way a lot of my peers play golf. BRET JOHNSEN: You and my boss. GAVIN BAKER: I take it very seriously. And my grandfather used to say that age and treachery will always triumph over youth and skill. And in video game terms, that means having the best GPU and the best connectivity. At every location I’ve been to. Starlink is better. It is faster and it is lower latency. And I think latency is a very important point for the user experience. So, can you just talk about how this product differentiation is going to help you go from 10 million to 100 million to hundreds of millions? BRET JOHNSEN: We’ll talk about broadband in a minute, but especially if you think about the direct-to-device that we’re going to ramp. Our next generation of direct-to-cell or direct-to-device will be 5G quality in the next two years. We’re about to bring something that’s pretty unique to say the least, and something I think anyone would want, which is to go anywhere with your phone, have global roaming, be out in the middle of the desert on the highest mountain and not have dead zones. I mean, these are pretty special things that I think people would want and probably pay extra for, but especially if it’s the same price. We are very excited about bringing a very differentiated product to the market. Again, it feels great when you’re bringing a product that’s great for everybody. It’s also going to be great for disaster recovery. And when there are emergencies, the fact that the network doesn’t go down and you don’t have to worry about the tower being out.

But circling back on the broadband side, the fact that you can deliver low latency, to your point, I think that’s really critical. Low latency, high speed capability really everywhere other than the countries that I’m not allowed to go into is something that just won’t make sense terrestrially. I think it will become harder and harder to justify many of the deployments from the terrestrial perspective, because Starlink now exists. And I do think that people really now are starting to see even on aircrafts – when you start to see all the announcements – United Airlines now, American Airlines just announced, and many of the others without listing them. Getting on an airplane and having that type of low-latency, high-speed experience really kind of opens people’s eyes to what could be at their own homes or offices as well. GAVIN BAKER: Awesome. And I do think I’m glad you brought up the disaster. What SpaceX does anytime there’s a natural disaster. It undoubtedly saved lives – surging Starlinks for free, turning them on – this has saved lives. Direct-to-cell, can you help us kind of conceptualize when that will be a consumer reality? Like maybe a range? BRET JOHNSEN: We’re going to start flying those satellites next year and we’re targeting 2028 to turn on that service. GAVIN BAKER: Awesome. I can’t wait. BRET JOHNSEN: You and me both. I agree with you. GAVIN BAKER: No dead zones ever again. So outside of Starlink and orbital compute, which absolutely merits its own discussion, what are the other applications or business enabled by Starship? What are you most excited about? BRET JOHNSEN: Well, I do think on the connectivity side, those two businesses will ramp nicely. And what’s also great about those is when people think about space, they think about the new markets that we will create in the years to come, which I agree with. Whether it’s point-to-point transportation on Earth and 30 minutes of flying to Singapore kind of thing or the lunar economy, I think all of those will happen. But what I think people discount is there are massive, to your point, almost $2 trillion of existing markets just in connectivity that are existing markets today terrestrially. And so, the fact that you’re able to deliver a better product in an existing Earth market before even talking about space is probably what gets missed some of the time. GAVIN BAKER: And it’s not just a better product. You do have a cost advantage.

BRET JOHNSEN: Yes. You’re not digging ditches. You’re not spending that huge amount of upfront cost. Once you’ve established your network of satellites, you send the terminal out and that’s basically most of your customer acquisition cost. GAVIN BAKER: Yeah. Better, faster, cheaper, and has been a winning experience in my time as a tech investor. BRET JOHNSEN: Good combo. Yes. GAVIN BAKER: But any one or two of those markets, whether it’s freight, point-to-point travel or asteroid mining? BRET JOHNSEN: I think the next really big one, though, is going to be AI compute. We should definitely spend some more time on that. But I think that is a market that really needs Starship to really happen. Because there are large payloads and you really are focused on cost. That’s the one that’s kind of near and dear for us because you already see those next two happening and this will just be a significant enhancement. If I think about what Starship is going to do for our broadband satellites, our V3 satellites that we’re about to fly in the coming months here on Starship. Every Starship launch of those satellites brings 20 times the capability of what we’re flying with a Falcon launch today. So, it is a huge enablement for our broadband business and soon to bring 5G capability on the direct-to-cell. GAVIN BAKER: So, Starship, rapid reusability, they really enable this much larger Starlink constellation that takes us from 10 million to hundreds of millions. They actually lower the cost of Starlink further by lowering the launch cost. And they enable this exciting new direct-to-cell, which is awesome, but they will also enable orbital compute. People hear data centers in space. And after lots of interactions on X, I’ve realized that a lot of people are picturing a Pentagon sized building floating around in space. And that is not what it is. It is orbital compute which is racks in space. I’m sure there’s going to be images available to people, but just describe what one of these satellites is going to look like so people can conceptualize it. BRET JOHNSEN: Yeah, I love the racks in space. I might steal that from you. I think that’s the right way to think about this. I actually had the same issue when someone said data centers in space internally to me for the first time. I thought, “oh, wait, how are we going to connect all of these pieces together?” And they’re like, “Johnsen, this is literally like another constellation.” But really you then realize virtual networking obviously has been a key component in networking for a number of years now. And this is that same concept of virtually networking rack by rack, to your point of satellites that look like larger versions of the Starlink V3 satellite we’re about to fly for broadband. A lot more solar and now compute over the top.

We’ll just start with NVIDIA GPUs and a large kind of sheet of metal on there from a radiative cooling capability perspective, but otherwise, looks largely the same as, as what we’re flying from a comms perspective, although we’ve pulled the comms payloads off, obviously. But really, I feel like people think that this is a completely new concept for us. And it’s not. It’s a kind of logical extension of the satellite technology that we’re already using today, with all the connectivity down to Earth with the inner satellite links connecting the different satellites together and the prop systems. There’s so much of what we’re already doing with Starlink today that we immediately get to benefit from these. And I think when people see the picture of one satellite versus another satellite, the aha kind of moment kicks in, oh, well, these guys are going to be able to do this very quickly. GAVIN BAKER: Absolutely. To help anyone listening conceptualize a rack, an NVIDIA rack which used to be called the NVL72 rack, it’s nine servers that each have eight GPUs in it. A server is like a couple of pizza boxes. And then you stack those servers together. You make a rack eight feet high, three feet wide, maybe four or five feet deep, and that rack is going to be at the center of the satellite. It may not have those exact dimensions. It may have more or less than 72 GPUs depending where the engineers land. But we’re going to have that rack. We’ve got solar wings. I tried to eyeball it. It looks like they’re 200 or 300 feet long, maybe 150 feet long out to each side. And then it’s in a sun synchronous orbit and the radiator extends behind it so it’s always in the shade and cold. And so let’s talk about what that design enables – what advantages that enables from a first principles perspective from orbital compute around power, cooling, cost, latency and back to Earth. BRET JOHNSEN: Yeah it’s funny. So, I agree on all four. And the one that I think we should start with is regulatory. The fact that people are already having concerns about whether I don’t want this data center in my backyard is clearly a trend. A little bit of a concerning trend. And so, the fact that we can bring a clean energy, good for everybody type of solution by just sending these up and being powered entirely off the power of the sun is pretty amazing. The fact that the solar cells are in space and get roughly five times, if not more, energy per cell than they get terrestrially because they don’t have to deal with going through the Earth’s atmosphere, and they’re in sun sync where the sun is on those cells 24 hours a day. And the fact that you can make them cheaper because you don’t need the glass protection on these cells because there’s no environmental issues when you’re up in vacuum. You start to see these first principles kicking in on the power significantly. And from a cooling perspective, which is one of the more challenging things already to deal with. On the terrestrial side, if you walk into one of our data centers, all that liquid cooling, the plumbing, and the engineering around that to figure out innovatively how to cool becomes very straightforward. Simply kind of extending the radiative cooling solutions that we’re doing with Starlink and applying it with AI compute. And then obviously there is no land lease to deal with so your operating cost effectively rounds to 0. So, your cost really then becomes your satellite and your launch. I look at it as being a tech person because I worked in semiconductors before space. You kind of have those cost curves that you would have traditionally.

And as you ramp up in volume and time your costs go down and you’re benefiting from Moore’s Law or maybe soon a different type of Moore’s Law. But if you look at the satellite, most of the cost is silicon. And so, we’re ramping up factories and we’re benefiting from silicon cost reductions, process node to process node. So, our costs are going to go down over the next few years. If you look at the terrestrial solutions, the curve is going the other direction. Everything’s getting more expensive. The way that you’re doing the cooling, power bills are not going down. And land/regulatory is getting more and more challenging. And so, I think this just all lends to a better solution for the population, and a trajectory to be significantly better from a cost perspective as well. GAVIN BAKER: Awesome. And how do you think this market compute is one of the largest markets in the world today. How do you think about the size of that market and when you will enter it? And talk about terrestrial compute, but when will you enter or begin to have orbital compute working and a range? This is really hard stuff. BRET JOHNSEN: Yes, it is. In fact, my engineers have heard me explain that it’s kind of a logical transition for us and we have done most of the pieces of this already. They say, “you got to just you got to make sure people understand there’s a lot of work still to do.” I said, “I understand that.” I think some of that is actually scaling this to the numbers that we’re talking about such that you can put up gigawatts a year into space which is a very hard challenge. And we have just been able to demonstrate scale, whether it’s launch scale or whether it’s flying and building ourselves thousands of satellites a year. And that is definitely going to be one of the challenges that we deal with here. But certainly, we’re going to be able to demonstrate capabilities as soon as next year as far as flying pieces of these orbital compute satellites. In 2028, we’ll start flying if we stay on target. And I think in 2029, we’ll have meaningful amounts of compute in space. And so, it is near and I think the ones that say we believe – the kind of people that are supporting orbital compute solutions at this point – are basically a who’s who of the of the tech/AI industry. I won’t list other people’s names, but certainly Elon Musk being at the top of that list. But they think that it’s a lot further away because you can’t do it without launch, without the rapid reusable launch that Starship is going to provide. GAVIN BAKER: So, in 2029, I will ask Grok a question, Grok being SpaceX’s general purpose AI, and the inference will happen on an orbital compute satellite and come down via Starlink directly to my cell phone. BRET JOHNSEN: And it will be amazing. GAVIN BAKER: What a moment it will be. Whenever it happens, I will personally find that very exciting.

BRET JOHNSEN: I completely agree with you. Yes. GAVIN BAKER: And then can we just kind of like conceptualize the scale of this because there’s only a few gigawatt scale data centers here on planet Earth today. BRET JOHNSEN: I know of one in Memphis. GAVIN BAKER: Yeah, you operate one of them. We’ve been to it together. But give us a sense of the scale of a gigawatt data center and how much power that is? A single Blackwell rack consumes the power of 100 American homes, and we’re putting hundreds of these racks and stitching them together in a gigawatt-scale data center. So, what does gigawatts of orbital compute mean per year? And I don’t think your boss is going to be satisfied at just gigawatts. BRET JOHNSEN: He is not and neither will I. I think that’s why you see us spend so much time getting Starship to rapid reuse. Right now, with the existing first iteration of our satellite and our V3 version of Starship we just flew. It’s roughly 200 launches for every gigawatt that we put up. About 5 megawatts per launch. And I would just emphasize that’s the first generation of the satellite and the rocket. And so, we are just starting down this path. But even at that point, we’re capacitizing for thousands of launches a year right now. And you see the two launch towers and pads in South Texas. You see the first one almost done at Cape Canaveral and the second one on its way with Launch Complex 37 within the next year. And so those first four towers alone kind of give you that initial path. And we’ve got other locations that we’re starting to talk about too. And so, I think that is critical to start down the path of having that capacitization as the rocket itself starts to ramp. GAVIN BAKER: Awesome. Before we talk about your AI business, Jensen said that bringing Colossus I, which was the largest coherent cluster of hoppers in the world, online in 122 days, and these are Jensen’s words, “was superhuman in that he thought only Elon could have done it.” Elon and the talented team that works with him. And I just would love to hear from you on what it is like working for Elon and how does his involvement in the engineering, plus this incredible sense of mission play into the talent of the company? Why can xAI, now part of SpaceX, do something I vividly remember a lot of people thought was impossible and couldn’t be done and was being exaggerated. And I think it wasn’t until Jensen said that until people believed it had been done because it seemed so implausible. So, just talk about working for Elon and the talent.

BRET JOHNSEN: I’ve got 15 years working for him. It’s always special. It’s one of the reasons I’m still here, to be honest with you. He creates a culture where you set out with what initially look like audacious goals. And then step by step, you realize that you’re marching towards something that is absolutely achievable. The schedules themselves are sometimes challenging to make as far as the initial schedule, but what’s amazing is he does everything that he sets out to do. And I think that’s the key here, in fact, if I think about going to Mars, for example, when I first got here in 2011, 15 years ago, people would be kind of rolling their eyes when we talk about Mars and being a multi-planetary species. Nowadays, when we say that, literally, the response is, “what year?” It no longer sounds audacious. And I think what Elon’s done a masterful job on is, along with probably a lot of other things, is setting out these targets and then creating a fantastic business model around each piece of IP that you need for that end goal. It reminded me of when I was at Broadcom. We would go in and we would want to do a new SoC. And if we were missing pieces of IP, we would do an acquisition. And you grab those pieces in because you wanted to win the next socket at wherever, Apple or something. And here, if we need the next piece of IP, we’re doing it organically for sure. But it was, we got to get to orbit. Then we need reusable rockets, then we need heavy lift with Falcon Heavy and now Starship. We want man carriage. So now Dragon and now Starship. And then we need comms in space. And so, you kind of go step by step. And then you need a rapid reusable launch. And once you have that, you get to the point if you’re flying thousands of times a year, when a Mars window opens, you have a fleet of vehicles that you’re ready to launch for that month or so, and then you’re back to your operational cadence again. Because it’s every two years and you didn’t really have to have a crazy investment to make that capability happen anymore. And now it’s, hey, let’s get the lunar economy going. Let’s learn what it is to live in space, knowing that we’re going to want those capabilities for the Moon and then Mars as well. And so, I think that step at a time has kind of removed any concerns that people initially had about how are you going to raise all this money and what’s the business model around multi-planetary species? Now people don’t worry about that. And so, we all get to stay here focused on the mission. And yet the business model itself is pretty amazing. And I think you start to see that same dynamic happening with AI where we’re going to leverage this capability. It’s going to ramp up our launch capability along the way. I think it’s going to absolutely give us an extension to our mission related to bringing the human consciousness off planet and preserving that consciousness in space. And yet it’s a great business model for us step by step. GAVIN BAKER: Just double clicking on the talent and the engineering environment that Elon creates that goes into making each one of these pieces of the business, for example, IP. But each element of Starship and Starlink kind of has so many interesting pieces of engineering. But what I always think about in terms of making sure everyone understands the culture of SpaceX is my understanding that Elon works on whatever is in the critical path and whatever the hardest problem is directly with the engineers. So, we have a mission to make humanity multiplanetary. We have other AI missions that we’ll talk about.

So, this is really exciting. We get the world’s best engineers. My observation is an underappreciated part of what Elon does. To me, if I talk to any engineer, one of their favorite times of life was that college engineering course where they were assigned to a team and they had to build a remote-control drone or a race car and they worked all night. And it feels to me that is what Elon creates for these exceptional engineers that are brought in by the mission. I believe at one point the Raptor engine was the critical gating factor. And there was a standing meeting every late Sunday or Monday night, and it just had to be the engineers who are working on the Raptor engine. And maybe they’re just 24 years old, but they’re there in the small room working on that problem. Can you just talk about that environment? BRET JOHNSEN: I think we’ve seen that type of dynamic a handful of times for sure. And you’re exactly right. I think what’s amazing to me is that he is in there, in the details, working with the engineers on these critical issues. And it’s also incredibly inspiring to know that your leader is in the trenches with you and working probably harder than any employee that I know. And I don’t know how he keeps that energy level up. He’s been able to do it for decades. It’s pretty amazing. But I absolutely would tell you, I’ve witnessed those technical challenges or technical discussions over the challenges that we face on a regular basis. The Raptor engine was one of them, for sure, but there have been many others along the way, and he’s going toe to toe with the technical leaders on those items. And it’s just incredibly inspiring. GAVIN BAKER: And now we have that photographic evolution from Raptor 1 to Raptor 3. And it seems like all the Raptors did great on the latest Starship mission. BRET JOHNSEN: They did. It was pretty amazing. GAVIN BAKER: So, if the first mission that SpaceX started with was, make humanity multiplanetary. I think it now has other missions because you acquired xAI, whose mission is to maximize truth-seeking AI. xAI had X, which is dedicated to free speech. And I think these missions resonate with people. And then maybe these all come together. I’ve heard expanding the light cone of consciousness and bringing the light of consciousness to the stars. This is kind of the overarching mission now that ties them all together. So, I would just love to hear from you, Bret, how you think about the AI business. And then, we’ll riff on some of it. BRET JOHNSEN: I appreciate it. I think that going into the AI business has a couple of different incredibly rewarding elements. Certainly, there’s a financial opportunity and there’s the opportunity to give us the reason to really ramp up to thousands of launches from a financial perspective. But I think it’s also critical that we have the ability to make sure that the AI model that people start to really rely upon is a truth-seeking model. And so having the content, the real live content from X integrated into our solution is important to us. And I think in the end, it will be a huge differentiator related to our AI solutions.

GAVIN BAKER: Awesome. Well, let’s talk about the business. And the first part of the business that I think is probably most accessible to people is Grok. Grok is $20 a month or Grok Heavy, I think it’s $250 or $280 a month. We’ve got Grok. We have an enterprise API business. We now have Grok Build, which puts a harness around it. We have terrestrial compute here on Earth. Let’s just walk through each of them. BRET JOHNSEN: Well, it’s probably not a surprise that we have a very diversified AI business because we’ve done the same thing with our other businesses. I think back to our space business, the fact that we launch commercial missions, Space Force missions, and NASA missions really gives us diversification. And then you look at connectivity with broadband and direct-to-cell and the fact within broadband, we didn’t even talk about enterprise and government, but that’s certainly a big piece of our broadband business as well. And so now you talk about AI and again, a very diversified business. Certainly, hosting others was a key item that we talked about in the next couple of years with orbital compute. But there’s nothing better to prove out that business model than demonstrating it right now with the Anthropic deal that we announced. We can do that right now with our terrestrial data centers. So certainly hosting others as well as building our own model, both enterprise and consumer. To your point, certainly on the consumer side, the differentiation of our real-time data from X is huge, by the way, even X, I think we can do far better related to the optimization of the ads engine. We’re investing in that technology right now. And you saw us not be happy with where we were at on the enterprise solution, on the coding specifically. And so, we went out and did the deal with Cursor, and brought in one of the industry leading solutions, even on that front, to move us faster and bring in all of that enterprise data. So, I think in all of those areas you’re seeing huge strides already. But what I also love is that it’s now SpaceX AI. If you go up there to Palo Alto, it is SpaceX and you feel it already. You’re seeing the impact of bringing our DNA and integrating the two companies as fast as possible which has been really special. And I think you’re just in the early days of seeing what we’re going to do in AI. GAVIN BAKER: Just factually the rate of product releases has accelerated significantly. I do want to kind of double click on this Anthropic deal. And with the Anthropic deal that has been signed and reported on, you were at a $3.75 billion run rate per quarter. So, you are 50% larger than the company that I think of as being just outside the top four. And so, you have a top five AI infrastructure business by my math. And that’s just my napkin math. But can you just talk about that deal, what that was like and how many more deals there could be like that and how quickly we could bring on terrestrial compute now that we have confidence there’s offtake. BRET JOHNSEN: Yeah. I think there’s nothing better than just demonstrating the capability even before we get to space. We feel like we’re bringing a solution to the AI industry that’s desperately needed.

I think Elon was very vocal even a year ago when he felt like the constraint was going to be compute and power. And you’re already seeing that. We have these dense training clusters which makes it really premium compute that we’re able to offer folks as well. But I also don’t want to give people the sense that we’re backing off on our own related internal solutions. We’re absolutely not. But the fact that we can keep our model and our solutions training and doing inference on the bleeding edge related to GB300s in this particular case, and really monetize the other compute in our terrestrial data centers is huge. And I think you’re going to see us be able to do more of that, ideally with more folks over the next whatever time period we want to give it here, even before we get to space. And that’s really been part of the key. We at our core are builders. We are strongly entrenched in building the infrastructure of the future. And so, AI being one of those key industries, you will likely see more and more folks want to lean to us. There’s just a tremendous amount of technical challenge in putting up these, to your point, gigawatt-scale data centers. GAVIN BAKER: So, we should expect to see you guys ramp up the expansion of terrestrial data centers to support third-parties who want to rent compute from you and for your own internal services. BRET JOHNSEN: Exactly. GAVIN BAKER: Well, on Grok, would love to talk about that. Would love to talk about what Cursor could mean for the Grok business. And one thing that really made an impression on me is the very significant leap in Cursor’s own internal model composer. After just a few weeks of mid training reinforcement learning in the SpaceX AI Colossus II cluster, and you saw a factually a noticeable jump in performance. And it is on the Pareto frontier that measures cost relative to kind of intelligence. So, this is effectively intelligence per unit of cost. Just talk about Cursor. Talk about Grok. Talk about where that business could go. BRET JOHNSEN: Well it’s a really great team first and foremost. When we were doing the diligence and talking to Michael Truell and team. When you find a team that’s a good cultural fit and looking at the data that they were able to bring to the table for us, that was huge. The fact that they’re working with over half the Fortune 500 and have thousands of enterprise accounts, it was certainly a huge opportunity. And then for them, they to your point were starved for compute. And you saw immediately what the benefit was for their tool. And so now having the Cursor coding engine as well as our own Grok LLM and really the harness with Grok Build that’s coming out right now is pretty magical related to the product offerings that we’re going to have in the back half of this year. GAVIN BAKER: Awesome. And I would love to quickly discuss Terafab. And so just talk about Terafab and how the company is thinking about that.

BRET JOHNSEN: Yeah. I think Terafab’s a really interesting one being a semiconductor guy. Certainly, it’s a partnership first and foremost with SpaceX and Tesla. And so now bringing in Intel into the fold is huge. Having an industry leader of decades in the semiconductor industry brings that know-how to the table. I look at it as if you were starting up a foundry business from scratch. I think it would be so challenging to convince people to tape-out their products to you. And so, I don’t even know that you could start a new company from scratch unless you had a captive customer, like in this scenario, like SpaceX and Tesla saying, we will take every wafer that you can yield out. And so, then it takes that risk away. And then really the risk is a capital risk only. And so, I also think that there are going to be some very exciting elements of having, in my view, the entrepreneur innovator of our lifetime going and challenging the requirements in a new industry again. Sitting with the process engineers that have 50 steps to their requirements list and pushing on each one related to why that has to exist that way and bringing everything under one roof and taking a completely different approach. I think this will yield a pretty amazing result. And Elon’s been able to demonstrate that industry after industry after industry. But what I would say is we are doing this because we’re very concerned about the supply chain constraints that might exist very soon in the next handful of years related to being able to fab out anywhere else. If you look at it when you start talking about NVIDIA or the AI5 chip or TPU, all of a sudden you start talking about TSMC. And so it isn’t that you’re being able to diversify out from a supply chain perspective if you go one more layer down. And so our concern more than really anything else is that the supply chain won’t be there for us to ramp to many, many gigawatts, ideally 100 gigawatts a year is our target in the years to come without being able to have a Terafab. But there certainly will be a cost benefit as well. I would tell you that we didn’t load that into our business model so that will be an upside. But anytime you are talking about a 50% or 60% margin stacked with a 75% margin on top of that, you can imagine that if you get it right and your yields ramp over time, it can be a margin benefit. But that’s really not as much of the focus as it is to make sure that we have assured the supply of silicon. GAVIN BAKER: And I will just say, as an American, it’s awesome to have more semiconductor manufacturing in America. It’s awesome to have more manufacturing jobs here in America being created by SpaceX. And I’m sure you and everyone are super proud of that but it is great for the country. So, thank you. Maybe last question. SpaceX has been very capital efficient over the course of its life. But now we have Terafab, Starship, and orbital compute. We’re going to start putting a lot more capital both into the ground and into space in the most literal way. And can you talk about that transition and how it’s going to be funded? BRET JOHNSEN: Yeah, I think that capital allocation really has been one of the bigger challenges of this job for 15 years. And what I would just say is we have a pretty good track record of being able to do this. And certainly, the dollars are now bigger than they have been in the past. But I also am incredibly proud of the value creation along the way that we have already been able to achieve, and I think that track record is something that people should consider when they’re thinking about the future for us as well.

But we really take an approach from a capital allocation similar to what you would do in a just in time model for manufacturing. You’re looking to capacitize Starship with different towers and air separation units for the fuel and additional hangars. And so, you’re looking at that and at whole new facilities for satellite builds and solar capability. And now you’re looking at terrestrial data centers and orbital compute all happening at the same time. And so, you really have to go map it out quarter by quarter and just not get ahead of yourselves. When do I need that capacity in each of these businesses? The business model all along has been, and certainly that’s how you drive the value creation, is that we’ve been really able to drive this business largely off the cash flows of the business and kind of create that flywheel effect of putting that right back in from an investment perspective and target new businesses and build the infrastructure and the capacity off the cash flows of the business. And so that will largely be how we fund the future, even though it will be huge amounts of capital, it will largely be funded from the business. So, you tap the IG debt market, you have the cash flows from the business, and that’s basically the answer for how we’re going to fund it. GAVIN BAKER: And the timing, one might think there was some sound business logic in minds at work here because the timing does seem to work out really well with Starship starting to fly Starlink V3, which unlocks growth for Starlink. Growth for Starlink is cash flows because it’s a cash generative business and that unlocks direct-to-cell, which is a new business that will presumably be high margins and all that is coming online and ramping right when orbital compute requires the need to start putting a lot of those racks into space. BRET JOHNSEN: That’s right. I wish I could take credit for that, but that’s certainly Elon. I just execute on the man’s incredible vision. But I agree with you. The timing is pretty magic. GAVIN BAKER: Well, Elon would say execution is everything. And vision is distant to execution. So actually, execution is important. But I also just think to kind of bring us home. We have Starship launch that enables everything. We have terrestrial compute and gigawatt scale data centers. We have an AI model, we have Starlink, we have orbital compute, and we have Terafab. And all of these play into each other and work together. And can you just talk about what that enables? It’s a lot of vertical integration. BRET JOHNSEN: It is. And I think when people look at it from the outside, they think about all these kind of disparate businesses. But it’s not actually that at all. It is the fact that we have a launch platform that was Falcon and now is about to be Falcon and Starship. That really is the enablement for every business you just listed. And so, we get to just go get better and better at that core launch capability, that course DNA of being the Space business of the world. And each of these vertical offshoots comes to play out where you have a differentiation because of the fact you’re able to deliver a better product because of it. It’s coming from space and it’s different versions of satellites. And in most cases it is back to our core of being incredibly vertically integrated in each of these core pieces of the business. And, really bringing infrastructure to the forefront in each of these.

GAVIN BAKER: And at every level, competitors can buy launch from SpaceX. BRET JOHNSEN: Yep. GAVIN BAKER: Starlink is available to everyone. BRET JOHNSEN: Yep. GAVIN BAKER: You’re selling compute terrestrial to competitors. The model can be used by anyone. BRET JOHNSEN: Absolutely. GAVIN BAKER: So, while it’s vertically integrated in orbital compute, Elon has said that competitors are welcome. So, while the model is vertically integrated, it is also open at each level and can be accessed discreetly. And then, of course, if each one of these elements is a standalone business on its own, that just gives you more scale, further lowers costs, and plays into the vertical integration. BRET JOHNSEN: That’s right. Exciting times. GAVIN BAKER: Exciting times.

Exhibit B Conversation Between Elon Musk, Dan Huot, and Ian Dahl SpaceX Post Link: https://x.com/spacex/status/2064099405758906727?s=43&t=5v9hD0Vy2OcI3hjVdXvIEg Transcript: *Transcript slightly edited for clarity. DAN HUOT: All right, well, hello, everybody, and welcome. Hanging out I got Elon and Ian Dahl with our Starlink team, figured we’d check in. It’s been a typical SpaceX year. Launched a brand-new vehicle, acquired xAI, now SpaceX AI, and announced a terra-sized chip-building project. ELON MUSK: Yeah, never a dull moment. DAN HUOT: Yeah, never a dull moment, typical year. And so, let’s connect some of the dots on how this all feeds into making life multiplanetary, starting to climb up the Kardashev Scale, maybe show off some cool new AI-sat stuff. Let’s kind of start galaxy-sized and bring people in with the Kardashev Scale. ELON MUSK: What’s the big picture? DAN HUOT: What’s the big picture? What is the Kardashev Scale? ELON MUSK: How do you decide what progress the civilization has made? That’s the most objective metric that any alien species, say visiting us, would calibrate how much progress we’ve made as a civilization. And one of the most objective ways to do that is the amount of power that any given civilization has been able to harness. And there was a Russian physicist, actually, by the name of Kardashev, who thought about this, and I think it’s a good way to characterize it, which is you can have, you can assess how well a civilization is harnessing the power available on the planet. i. DISCLOSURE ON SCREEN: The Kardashev Scale. Type 1: Harness all the energy on a planet. Type II: Harness all the energy from a star. Type III: Harness all the energy in a galaxy. That’s Type 1. And then Type 2 would be how much of the star’s power are you harnessing and then Type 3 would be how much of the galaxy’s power are you harnessing. These are very objective and measurable numbers. So right now, we’re very low on the Kardashev 1 Scale. Like if you say what proportion of our planet’s power are we harnessing? It’s a very, very tiny number.

And basically, we’re harnessing almost nothing of our star’s power. So, the sun is truly an immense thing. It is difficult with words to characterize just how immense the sun is, but this gives you sort of a sense of scale. DAN HUOT: Yeah, it’s a big difficulty jump going from level one to level two. ELON MUSK: Very big difficulty jump, yes. And level three, and we don’t even know how to do level three, really. DAN HUOT: We’ll get there. ELON MUSK: Yeah, yeah, exactly. AI will figure it out, I think. One way to appreciate the size of the sun is to think about how heavy the sun is compared to all the rest of the mass in the solar system. So, the sun is about 99.86% of all mass in the solar system. And then off the remaining 0.14%, most of that is Jupiter, one planet. DAN HUOT: So, we’re still lightweight? ELON MUSK: Yes, the entire mass of Earth is in the tiny miscellaneous category. Earth is a tiny dust moth compared to the sun. DAN HUOT: But how much energy are we talking, like coming from the sun, especially compared to what we’re using here on Earth? ELON MUSK: Yeah. The incident solar energy on the cross-section of the Earth is roughly a half-billionth of the sun’s power output. And the vast majority of that we cannot use because 70% of Earth is water. Technically, our planet should be called water because there is 70% water, and I think an alien civilization visiting us would be like, “Why are they calling it Earth when it is mostly water?” DAN HUOT: We’re the Greenland of not being green of the solar system? ELON MUSK: Yeah. We’re 70% water, and then of the 30% that’s land, a bunch of it is Antarctica or Siberia type of thing, or Northern Canada type of thing, very difficult to – not places people typically want to live, and you’re not going to get a lot of solar power at the poles. So, the actual usable area of land where you can get solar power is quite small.

Anyway, in order to ascend the Kardashev Scale, in order to get to any meaningful percentage of the sun’s energy harnessed, you have to go to space. If you wanted to get to, say, a millionth of the power output of the sun, you would have to increase civilizational energy harnessed by much more than a millionth. So, we currently use much less than a trillionth of the power output of the sun, and a trillion is a million times a million. So basically, we’re basically practically nowhere on the sort of the Kardashev 2 Scale, practically nowhere. DAN HUOT: So, on Kardashev Scale, we’re all still failing. We are non-existent. ELON MUSK: We are non-existent. We’re not registering. IAN DAHL: Not even a micro-sol. DAN HUOT: Yeah. ELON MUSK: No. A micro-sol would be an epic, epic achievement relative to where we are right now. DAN HUOT: Something to aspire to. ELON MUSK: Yeah. Yeah, that’s our goal. And this is, I think, both simultaneously an incredibly adventurous goal relative to where we are, and yet not particularly adventurous as a percentage of the sun’s energy to try to achieve power harness being one millionth of what the sun outputs. DAN HUOT: And so, to actually start. ELON MUSK: A micro-sol. DAN HUOT: To actually start getting there, though. We’re not just going to throw solar arrays in space, try to soak up a bunch of the sun. There has to be a need. You want to go up there and do something meaningful. And obviously until this point in human history, there hasn’t really been a need. What has changed to make us think that maybe now’s the time to start trying to notch a percentage point or two?

ELON MUSK: I mean, getting to a percent of the sun’s energy? DAN HUOT: Maybe not a percentage. Let’s go like, we’ll move the decimal point back a couple of spots. ELON MUSK: So, you’re an extremely sick ass civilization if you get to 1% of the sun’s energy. And I’m like, wow, that civilization’s going to be vastly more powerful than us, to say the least. So, in order to start to make some progress on the Kardashev Scale, we need to launch satellites to orbit Earth and capture solar power. And that avoids the need to build massive power plants on Earth and deal with cooling because cooling is actually much easier in space than it is on Earth. You can just radiate to a vacuum. And so, what we’re proposing here and what we intend to do is to try to climb the Kardashev Scale to be kind of like a respectable civilization. So, when the aliens, hopefully there are aliens out there and they maybe finally decide to talk to us, where we have some respectable amount of the sun’s energy being used. That’s not like totally pathetic, which is the current situation. DAN HUOT: And so, before we start sending data centers, sending all this to space, there are some limiting factors that we gotta get through that would traditionally make it, so this is almost impossible. ELON MUSK: Yeah, what does it take to scale? DAN HUOT: Yeah. ELON MUSK: So, things it takes to scale are you need to have a large mass to orbit capability, which is what Starship will give us, that large mass. i. DISCLOSURE ON SCREEN: Limiting factors: 01 Mass to orbit. 02 Power generation. 03 AI chips. So, you ultimately need to send millions of tons to orbit and beyond. And you need the power associated with that. So, if you want to put 100 gigawatts or ultimately a terawatt into space from Earth, you will at some point need a terawatt of solar. i. DISCLOSURE ON SCREEN: Limiting factors: 01 Mass to orbit. 02 Power generation. 03 AI chips. And then you’re going to need a terawatt of AI chips. So, the three things you need are mass to orbit, a lot of solar power and radiators of course, and a lot of chips.

DAN HUOT: All right, well, let’s start ticking down the list. So, mass to orbit, that’s where Starship comes in. We just had first flight of V3. It was awesome. I know you were there. It was crazy to see that rocket launch and like long time coming. What’s Starship’s kind of purpose of being, what is it going to be doing? ELON MUSK: Yeah, so Starship is going to revolutionize space really. It’s the first rocket design that is capable of full and rapid reusability. Now reusability is the fundamental breakthrough that is necessary to make life multiplanetary, as well as to ascend the Kardashev Scale. You simply cannot ascend the Kardashev Scale unless you have a reusable spacecraft and you cannot extend life to the Moon, to Mars and rest the solar system without a reusable rocket. The cost is simply prohibitive. You can’t make enough rockets unless you can refly them. Just like any other mode of transport, you can imagine that if we had to throw away airplanes every time we flew, flying would be far too expensive and basically no one would be flying airplanes. DAN HUOT: You’re doing a whole lot more driving. IAN DAHL: Rapid reusability. ELON MUSK: Every mode of transport is reusable without which is simply not viable as a transport system. So, cars, planes, boats, forces, bicycles are all obviously reusable. With rockets, it’s much harder to make a rocket reusable because Earth has a deep gravity well and a thick atmosphere. And these make it just barely possible to achieve reusability with a rocket. And there’ve been many prior attempts to create a fully reusable rocket. Most of those attempts have been abandoned partway through because they didn’t think they could succeed. In order to achieve full reusability, everything’s got to be perfect. The engines, the structure, the avionics, the choice of propellants. You’ve got to go to extreme measures for mass optimization, which is why we have the tower catch the rocket instead of putting on landing legs which are heavy. The rocket can simply be caught by the tower. And we haven’t achieved full reusability yet, but we do expect to achieve that hopefully later this year with Starship. And then you’ve go to achieve full reusability and then you’ve also, if you’re going to go step beyond that, which is make it rapidly reusable, such that the rocket lands, gets caught by the tower, gets put back on the launch stand and can be flown again without any refurbishment or laborious inspection, like an aircraft. This is incredibly difficult. This is the first time that there’s ever been a rocket where that is possible. That’s what makes Starship so profound. It also happens to be the largest flying object ever made. The heaviest flying object ever made. The most powerful moving object of any kind. Starship V3 is more than double the thrust of it, the Saturn V Moon rocket.

By version four we’ll be pretty much three times the thrust of the Saturn V Moon rocket. And we expect Starship to be flying more than once per hour down the road. DAN HUOT: One of the fun facts from Flight 12 that was actually the heaviest payload SpaceX has ever flown and that’s still just a fraction of what V3 can do. So, I mean, once we’re flying massive amounts really rapidly, I mean, we already fly the majority of payload to space with Falcon. Do people even really understand what mass to orbit becomes once Starship is flying? i. DISCLOSURE ON SCREEN: Mass to orbit graphic. ELON MUSK: It’s many orders of magnitude greater than what is the case today. So even with Falcon 9, Falcon Heavy, SpaceX delivers almost 90% of all Earth mass to orbit. I think we’re somewhere between 85 and 90% right now. And then most of the remaining mass, I think is launched by China. And then the rest of the world, including the rest of the U.S. is the remaining, I don’t know, 5 to 7%. i. Disclosure on Screen: Mass to orbit graphic. Now with Starship, we’ll be aiming to go from somewhere around 2,500 tons a year to orbit to millions of tons per year to orbit. And to do so in a pretty short period of time. So, we think probably we can get to a million tons to orbit per year in about three years, thereabout. DAN HUOT: Starship is going to take care of the mass to orbit limiting factor. ELON MUSK: Yes. DAN HUOT: And then power generation. So first, and Ian maybe you can help. People probably struggle to visualize a little bit. When you say like data center in space, like we’re not going to slap engines on a building and fly it up there. Like these actually look like pretty different. And so, kind of walk through how you take something that’s in a giant building on the ground and turn it into something that’s functional in space. IAN DAHL: Yeah, I think it’s pretty interesting. A lot of people don’t actually know what the inside of a data center even looks like, right? ELON MUSK: Yeah, it’s like a mythical place where the internet’s in the cloud or something.

IAN DAHL: Yeah, some people envision wires, some people envision boxes. But like effectively it comes down to a set number of chips and the things that we need to launch into space are actually quite small when we look at it. The more challenging part is figuring out how do you get the power for it. And that’s where a lot of what we’ve worked on for existing like Starlink technology, like the solar arrays, are what we want to utilize that expertise to be able to build a satellite that can actually launch the critical components of the data center into space itself. We like to look at this and say like, what is the actual engineering problem here? And it’s really a combination of delivering power and then taking the waste heat and energy away and sending it into the vacuum of space, as you mentioned. ELON MUSK: Yeah, now the AI satellite is actually much simpler than a Starlink satellite. A Starlink satellite has gigantic phase- ray antennas. It’s got parabolic antennas. It’s got a lot of laser links. It’s much more complicated than an AI satellite. An AI satellite is essentially a lot of solar cells, a radiator, and you still need some laser links, but you don’t have all of the super complex antennas that you have on a Starlink satellite. So, I mean, given the two, the easier one to design for is the AI satellite. IAN DAHL: It’s just a little bit bigger. ELON MUSK: It’s bigger. DAN HUOT: Just makes stuff bigger. This is our AI1 if you guys want to walk us through. i. Disclosure on Screen: AI1 satellite graphic. IAN DAHL: Yeah, so the first thing that we’re really looking at here is like, first you’ve got to make something compelling, right, and we thought that the right place to start is around the 150 kilowatt peak power level, but as we look at the workloads with our experience with xAI, we get to actually see that we can also support about 120 kilowatts of average compute. There’s a difference. ELON MUSK: Yeah. What we’re showing here is kind of a draft version of the version one of the SpaceX AI satellite, an AI1 I guess you could call it. And it seems like a reasonable place to start is 150 kilowatts peak power, 120 kilowatts sustained power, and to give you a sense of what does that actually look like in terms of the size of the radiators, size of the solar panels, the assumptions here are 250 watts per square meter for the solar array, and about 1,400 watts per square meter for the radiators. So, the radiators, these are double-sided. The radiators are radiating on both sides. They’re oriented knife edge to the sun, and it’s 1,400 watts per square meter is a very achievable goal. i. Disclosure on Screen: AI1 satellite graphic.

Over time, we think we can probably do above, 250 watts per square meter, and above 1,400 watts per square meter for the solar panel’s radiators respectively. But this gives you, this is pretty much what the satellite’s going to look like. i. Disclosure on Screen: AI1 satellite graphic. It’s a lot of solar panels, radiator, and then everything else is pretty small, like a virus. IAN DAHL: And these are like evolutions of things that we have actually already launched in our Starlink constellation to date. That’s really, I think the cool part to me is that we’re looking at solar technology that we already are going to use on the V3 Starlink vehicle. So, I’m like really excited to then just take those and make it bigger. ELON MUSK: Yeah, part of what we want to convey here is that there’s not some magic that’s necessary that doesn’t exist for the AI satellites. As Ian said, a lot of this is technology we’ve already made for the Starlink V3 satellites. So, basically we don’t think this is a super hard problem compared to things we already do. They would also be probably something on the order of a terabit of laser link connectivity from the satellite. The 150-kilowatt peak power level roughly matches what say an NVIDIA GB300 rack would do. So, if you’ve got a GB300 with 72 GPUs, its peak power I think is around 140 kilowatts, but it’s rarely, it’s almost impossible to get it to be at that peak power. A more reasonable operating envelope would be around 120 kilowatts average power. But it can peak up to 150. So, basically think of it as a rack of compute in space and then you can connect these racks of compute to either each other via the laser links or directly to the Starlink constellations. So, you can close the link with the Starlink constellation and then Starlink can then send that data to the ground using the existing KA and KU antennas on the vehicle. It also has laser links to the ground as well. And this would not be at a particularly high latency; we’re talking about maybe being around 600 to 800 kilometers above the Earth and light travels 300 kilometers per millisecond. So that’s about three milliseconds away. It’s not very far. DAN HUOT: Won’t worry about that too much then. ELON MUSK: If sometimes people are worried they think there’s going to be some high latency, I’m like, no, speed of light moves pretty fast. DAN HUOT: Light moves pretty fast, it’s a tall one.

IAN DAHL: I think the cool thing also is the radiators themselves are about the same size as the existing solar rays for the V3 vehicle, kind of in that realm where we’re flying today. ELON MUSK: Yeah. DAN HUOT: So, I mean, they got about a 70-meter wingspan. So, these are fairly large and we’re talking about building a lot of them and putting them up there. But you like to say like space is in the name, like there’s a lot of space up there. And so even when you’re talking thousands or even, you know, up to a million satellites, you got plenty of room to move around up there. ELON MUSK: Yeah, space is really big. So, it’s not like space is going to get crowded. Space is enormous. Like if you zoom in close to the satellite, it looks big. But if you actually look at it relative to the Earth, these satellites are so tiny, you can’t even see them. So, they’re very, very tiny compared to Earth. DAN HUOT: And I mean, we have 10, about 10,000 Starlinks in orbit right now. We’ve got a pretty good idea of how to operate just really large constellations and do it safely now, right? IAN DAHL: We are the only operator that has any experience to that scale. It’s a great thing that, you know, we have this background so we know how tightly we can pack the satellites and fly them safely. That’s a number one goal when we look at the constellation. DAN HUOT: We’re going to be building a lot of satellites and we’re going to be building them here in Bastrop, right? So, we’ve got this, which, so we’re in that building kind of in the middle. i. Disclosure on Screen: Gigasat factory graphic. ELON MUSK: Yeah, we’re sitting in that building right now. DAN HUOT: This is my first time here. The building is massive. Like you come around the corner, you see it through the trees, you know, like, oh, wow. But we’re about to kind of put this building to shame, aren’t we? i. Disclosure on Screen: Expanded gigasat factory graphic.

Yes, we’re going to, in fact, we already have the solar manufacturing facility. It’s under construction already. And then we will be building out the AI sat production building soon. And yeah, so we expect to have the AI sat production, the solar production and all of that operating at some reasonable volume by the end of next year. DAN HUOT: So, if anybody wants to work on AI satellites, this is kind of going to become the hub of that. We’re also, so I mean, like right behind us, the machines are humming. We’re still making all of our user terminals for Starlink here. That’s not going anywhere. In fact, we’re turning on new production lines for new units, right? ELON MUSK: Yes. In fact, these are the new Starlink terminals, which we’ve made in much higher volume than the current terminals. Ultimately, we think it’s probably going to be a few hundred million Starlink terminals out there. And then the Starlink direct-to-cell constellation will connect directly to people’s cell phones and enable high bandwidth communication directly from your phone to space. DAN HUOT: All right, we’re two limiting factors down. We’ve got mass to orbit, got putting solar and a few third one’s chips. ELON MUSK: Yes. So at least in the beginning, we can obviously launch the chips that are already being made. So, our current reference design is for NVIDIA Rubin chips, or it could be either GB300 or Rubin chips. And we’ll also have a reference design for TPUs. And essentially you can put any existing chips into orbit. But the current industry seems to be, it seems like it’s going to get to maybe around 100 gigawatts a year of AI compute. But that doesn’t answer the question of, well, how do you get to a terawatt? That’s why you need the Terafab. IAN DAHL: Always looking a step bigger. ELON MUSK: Yeah, in order to get to the next order of magnitude, you need a gigantic ship factory. i. Disclosure on Screen: Tesla gigafactory graphic. And to give you a sense of scale here, we expect that the Terafab is going to be around 100 million square feet, which is 10 times the size of the Tesla Gigafactory Texas. i. Disclosure on Screen: Terafab graphic. DAN HUOT: And what, aside from just, you know, I’m going to need Starship point to point to get from one end to the other, aside from just the size, what’s going to make this unique different from any other chip building operation on the planet?

ELON MUSK: Well, I think over time, there’s going to be a lot of technology evolution with the Terafab, but fundamentally it’s about scale. So even if there were no fundamental technology breakthroughs, and you simply, you could simply scale the existing chip making technology with a lot of difficulty to a terawatt of chip output per year. That’s, if you look at it just from the logic side standpoint, that’s equivalent, that’s like having a billion chips per year with a kilowatt per reticle. So, it’s a billion full reticle equivalent chips, each doing a kilowatt. And then you’re going to need a lot of memory to go with that. DAN HUOT: A lot of people today even think orbital data centers were like a decade away. ELON MUSK: Yeah, I think we want to try to give people a sense of the timeframe. At least the timeframe we’re aiming for. I mean, people should take this with a grain of salt to some degree because this is just our best guess. So, this is not a promise of what we’ll do. This is what we are going to try to do and think we probably can do, which is to get to roughly an annualized rate of a gigawatt per year by the end of next year in terms of space AI compute. And then aspirationally, scale that by an order of magnitude per year. So, in two and a half years hitting an annualized rate of 10 gigawatts a year to space, in three and a half years, maybe a hundred gigawatts. And then depending upon what progress there is in chip making in the rest of the world and with the Terafab, going beyond that to scale to a terawatt per year, which is a thousand gigawatts. Which is, that’s twice the current electricity consumption of the United States. I think there will be an appetite for that, but we’ll see. IAN DAHL: It’s a lot of satellites. ELON MUSK: I don’t know what it’s going to think about but maybe do a lot of simulations or something. IAN DAHL: Yeah. DAN HUOT: So, after we’ve, you know, worked through all the limiting factors, we’ve kind of topped out what we can do on Earth. What is the next step to again, try and actually notch maybe some percentage points towards becoming Kardashev level two? ELON MUSK: Why stop there? Stop, why think small? Because a terawatt actually is very small. DAN HUOT: I don’t want you to think small.

ELON MUSK: Let’s not think small. So there is, in order to get to another three orders of magnitude to a 1,000x from a terawatt per year, the only way that we can really see that you can achieve that is on the Moon with a mass driver, essentially where you do local production of photovoltaics and radiators on the Moon. Maybe you bring the chips from Earth, or you could conceivably make the chips on the Moon. But you need most of the mass to be made on the Moon, so you don’t have to transport it to the Moon from Earth. And then because the Moon has no atmosphere and only one sixth Earth’s gravity, you can accelerate the AI satellites into deep space without a rocket. So, you can basically shoot them into space using an electromagnetic gun, like a rail gun type. I mean, it’s basically a linear electric motor is the way to think about it. DAN HUOT: As I think we can show people. i. Disclosure on Screen: Mass driver on Moon video. I mean, if that doesn’t get you excited for the future, I don’t really know what will. ELON MUSK: I’m fired up to see a mass driver on the Moon. That would be very cool. IAN DAHL: Yeah. Sci-fi future. ELON MUSK: Yeah. It would also mean that if we’re bringing that amount of mass to the Moon, it would mean that anyone who wants to go to the Moon will be able to go to the Moon. And I think that’d be pretty cool. DAN HUOT: Yeah. I’m going to be jumping first in line to get up there. ELON MUSK: I mean, everyone should go to the Moon at least once, I think. DAN HUOT: Just once. ELON MUSK: Yeah. You can move there if you want. You can just go live on the Moon. DAN HUOT: We’ll see. Thanks, guys, for chatting with me for a little bit.

ELON MUSK: All right. DAN HUOT: I’m excited to see a whole new kind of satellite, a whole bunch more Starship launches, more chips, more solar, more everything. It’s a big future, but I’m excited to see everybody at this company go out and build. ELON MUSK: All right. Sounds good. IAN DAHL: It’s exciting. DAN HUOT: Thanks guys.